Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2009

Relating to the Preliminary Prospectus Supplement dated November 5, 2009

Registration Statement No. 333-162058

Issuer:		Belo Corp.
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$275,000,000
Gross Proceeds:		$269,623,750
Net Proceeds to Issuer (before expenses):		$264,123,750
Coupon:		8.000%
Maturity:		November 15, 2016
Offering Price:		98.045%
Yield to Maturity:		8.375%
Spread to Treasury:		543 basis points
Benchmark:		UST 4.625% due 11/15/2016
Ratings:		Ba2/B+
Interest Pay Dates:		November 15 and May 15
Beginning:		May 15, 2010
Equity Clawback:		Up to 35% at 108.000% prior to November 15, 2012
Make-whole Redemption		Prior to November 15, 2013 at T+50 basis points
Optional redemption:		On or after:	Price:
		November 15, 2013	104.000
		November 15, 2014	102.000
		November 15, 2015 and thereafter	100.000%
Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		November 10, 2009
Settlement Date:	(T+3)	November 16, 2009
CUSIP:		080555AJ4
ISIN:		US080555AJ42
Denominations:		2,000x1,000
Bookrunners:		JPMorgan
BofA Merrill Lynch
Co-Managers:		BNP PARIBAS
Janney Montgomery Scott
Mitsubishi UFJ Securities
SunTrust Robinson Humphrey

This communication should be read in conjunction with Belo Corp.’s registration statement, as amended, dated November 2, 2009, the accompanying prospectus dated November 2, 2009 and the preliminary prospectus supplement dated November 5, 2009. The information in this communication supplements the information in the preliminary prospectus supplement and the accompanying prospectus in respect of certain information contained in the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2009, as filed with the SEC on November 5, 2009.

All terms used herein but not defined herein shall have the meanings ascribed to such terms in the preliminary prospectus supplement. Sections references shall refer to sections of the preliminary prospectus supplement unless otherwise indicated.

***

As of September 30, 2009, our total indebtedness was approximately $1.05 billion. As of September 30, 2009, on a pro forma basis after giving effect to the offering, the use of proceeds therefrom as described in “Use of proceeds,” and the amendment to our Credit Facility, we would have had approximately $1.07 billion of senior indebtedness outstanding, all of which indebtedness would have been senior unsecured indebtedness, and we would have had unused availability under our Credit Facility of approximately $295 million.

As of September 30, 2009, on a pro forma basis after giving effect to the offering, the use of proceeds therefrom as described in “Use of proceeds,” and the amendment to our Credit Facility, the subsidiary guarantors would have had approximately $166 million in senior indebtedness (excluding capital lease obligations and long-term film contracts) outstanding other than the subsidiary guarantees of the notes, all of which indebtedness would have been senior unsecured indebtedness.

For the year ended December 31, 2008 and the nine months ended September 30, 2009, 19.5 percent and 14.1 percent, respectively, of our total revenues were from the automotive industry.

Approximately 74 percent of our total assets as of September 30, 2009 consisted of intangible assets, principally broadcast licenses and goodwill.

As of September 30, 2009, after giving pro forma effect to this offering, the use of proceeds therefrom and the amendment to our Credit Facility, for purposes of our Credit Facility, our total leverage ratio and senior leverage ratio would have been 5.7 and 0.9, respectively, and our interest coverage ratio would have been 2.4.

Ratio of earnings to fixed charges

	Year ended December 31,					Nine months ended September 30,
	2004	2005	2006	2007	2008(1)	2008	2009(2)
Ratio of Earnings to Fixed Charges	2.56	2.14	2.44	2.20	—	2.18	—

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

(1)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151,000, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750,000 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265,000.

(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset impairment of $242,144,000, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $86,434,000 and the ratio of earnings to fixed charges would be 1.83. Including the non-cash charge, the amount of the deficiency, as defined, is $202,925,000.

Capitalization

The following table sets forth our consolidated capitalization as of September 30, 2009, on an actual basis and as adjusted to give effect to the issuance and sale of the notes offered by the preliminary prospectus supplement and accompanying prospectus and the application of the proceeds therefrom as described in “Use of proceeds.” The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus.

	As of September 30, 2009 (Unaudited, dollars in thousands)
	Actual	As Adjusted(1)
Long-term debt:
Revolving credit facility	$427,000	$166,000
Senior notes offered hereby	—	275,000

Total guaranteed debt	$427,000	$441,000

6.75% senior notes due 2013	175,470	175,470
7.75% senior notes due 2027	200,000	200,000
7.25% senior notes due 2027	240,000	240,000

Total debt	$1,042,470	$1,056,470

Long-term film contracts	11,298	11,298
Capital lease obligations	1,216	1,216

Compliance debt(2)	$1,054,984	$1,068,984

Total Shareholders’ Equity	$51,401	$51,401

Total Capitalization	$1,106,385	$1,120,385

(1)	Adjustment reflects the issuance of $275 million aggregate principal amount of the notes in the offering and the use of $261 million in net proceeds, after deducting fees and expenses associated with both the offering and the amendment to our Credit Facility, for repayment of outstanding debt under our Credit Facility.
(2)	Compliance debt is the measure of indebtedness used to calculate our ratios under our Credit Facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.

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